UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January 2003

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Amendments to Article 2 of the Articles of Incorporation

The board of directors of KT Corporation (the “Company” and NYSE symbol: KTC) resolved on January 23, 2003 to propose amendments to the Company’s business activities specified in Article 2 of its Articles of Incorporation. Proposal to amend the Articles of Incorporation remains subject to approval by the Company’s shareholders at the annual shareholders’ meeting.

Before the Proposed Amendments

Article 2 (Purpose)

(1)
The purpose of KT Corporation shall be to promote ease of life for the nation and to improve public welfare through efficient management of the telecommunications business and advancement of telecommunications technology.

(2)
Apart from the businesses mentioned in Paragraph (1) above, KT Corporation may engage in any business incidental thereto or those necessary for the attainment of the foregoing objectives, and those entrusted to KT Corporation by the Government.

Proposed Amendments

Article 2 (Purpose)

The objective of KT Corporation is to engage in the following business activities:

(1)	Information and communications business;

(2)	New media business;

(3)	Development and sale of software;

(4)	Sale and distribution of terminals;

(5)	Testing and inspection of information and communication equipment and facilities;

(6)	Advertisement business;

(7)	Retail business through mail order;

(8)	Information and technology facility construction business;

(9)	Lease and provision of real properties;

(10)	Electronic finance;

(11)
Research and development, education, training and promotion, operation of overseas businesses, export and import, manufacturing and distribution activities related to business activities mentioned in items 1 through 10; and

(12)	Any and all other activities or businesses incidental to or necessary for the attainment of the foregoing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 24, 2003

KT Corporation

By:	/S/ JEONG - SOO SUH
Name: Jeong - Soo Suh Title: Vice President and Chief Financial Officer